

December 16, 2013

Via E-mail
Andrew S. Mynheer
President
Electric Vehicle Research Corporation.
9309 Mount Logan Court
Las Vegas, Nevada 89131

> **Re:** **Electric Vehicle Research Corporation**
> **Registration Statement on Form S-1**
> **Filed November 19, 2013**
> **File No. 333-192405**

Dear Mr. Mynheer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Prospectus Cover Page

3.   We note that you have included the Subject to Completion legend. Please tell us if you
        intend to use the prospectus prior to the effective date of the registration statement.
        Please also confirm for us that the prospectus cover page will be no more than one page
        in length.

4.   Please revise the cover page of your prospectus to reference the applicability of penny
        stock rules to transactions in your securities and include such disclosure in your
        prospectus summary.

Prospectus Summary

Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges

5.   Please revise your summary to better discuss the company's current operations. Refer to
        Item 503(a) of Regulation S-K. Please also clarify if you intend to provide consulting
        services to clients outside of the electric vehicle research and technologies industry.

Implications of Being an Emerging Growth Company, page 6

6.   We note that you intend to rely on certain exemptions available to emerging growth
        companies. Please discuss to what extent these and other exemptions are available to you
        as a smaller reporting company.

Risk Factors

Risk Relating To the Company, page 8

General

7.   Revise to include a risk factor to make clear, if true, that management does not have any
        public company experience.

We are exposed to the creditworthiness and performance…, page 11

8.   Please revise the risk factor narrative under this subheading and elsewhere in this section
        to more accurately capture your specific risks. Please also review your risk factors and
        eliminate those generic risks applicable to any public company or revise accordingly to
        more pointedly address your business. As another example, we note your general
        discussion of unfavorable general economic conditions on page 8 and again on page 13 in
        this section.

Item 7. Selling Security Holders, page 16

9.   Please identify any selling stockholders that are broker-dealers or affiliates thereof. We may have further comment.

Description of Business

Business Consulting

General, page 19

10.   Revise here and in the MD&A to fully discuss the range of consulting services you intend to provide to companies within the electric vehicle industry. Please also discuss why your business targets specifically these types of companies.

11.   Please supplement your disclosure here to briefly explain how you characterize "small to medium sized businesses."

12.   We note your statement on page 20 that implementation of your business strategy is estimated to take approximately 12 to 18 months. Please revise your disclosure to discuss what steps have been completed and what services that you have provided, if any, from those that have not yet been completed so that investors can fully appreciate the scope of your current business.

13.   We note that as of August 31, 2013, you had not earned revenue and that, as disclosed on page 20, your plan of operation for the next twelve months will be capital raising to fund future operations. Please include a statement, if true, that you currently have no client. To the extent that you do have clients, please identify any clients that account for a substantial part of your current revenue. We further note your statement on page 22 that you intend to leverage your existing client relationships. Please clarify.

Item 10. Interest of Named Experts and Counsel, page 19

14.   We note your disclosure related to DKM and believe that you meant to indicate in the second sentence that DKM audited your financial statements versus providing financial statements since they are your independent auditors. Please revise.

The Electric Vehicle Research Corporation Solution

Our Business Model, page 21

15.   Considering your limited cash on hand, explain further how you plan to expand your services and develop the infrastructure of your business.

Building the EVRC Infrastructure, page 21

16.   We refer to your statement that the "operational infrastructure of EVRC is already in place." Please expand your disclosure to discuss what you mean by operational infrastructure.

Expand To New Geographic Markets, page 21

17.   We refer to your statement that you intend to acquire existing consulting firms and that the "'acquisition' growth strategy is now." Please tell us if you are currently in negotiations to acquire other consulting firms. Please also discuss if the firms you target will specialize in electric vehicle research consulting. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

12 Month Growth Strategy and Milestones, page 24

18.   Please supplement your disclosure in this section to discuss the categories of expenditures and expected sources of such funding for each of the milestones you have outlined here. Please discuss the likely alternatives for satisfying your capital needs, in light of your discussion in the risk factors section on page 8 of the relative unavailability of additional financing. We may have further comments.

Plan of Operation, page 25

19.   We note the second paragraph of your disclosure which appears to indicate that the CEO and/or directors are obligated under binding agreement to fund the necessary cash to sustain operations. Please reconcile this disclosure with the language on page 20 which indicates that you have not made any arrangements or agreements with officers or directors regarding the advancement of funds to cover your expenses.

Table 2.0 Directors and Executive Officers, page 26

20.   Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Mynheer should serve as a director. Please clarify, if true, that Mr. Andrew Mynheer also serves as a director and, if so, provide parallel disclosure.

21.   Please disclose if there is a familial relationship between Mr. Andrew Mynheer and Mr. Christopher Mynheer.

Table 5.0 Beneficial Ownership

Transactions with Related Persons, Promoters and Certain Control Persons, page 29

22.   In the business section, please discuss the material terms of the consulting agreement with New Opportunity Business Solutions.

Note 5. Shareholders' Equity, page F-9

23.   Given that you issued shares for services valued at $0.05 per share on the same date you issued shares to your executives, please tell us management's basis for valuing the insider shares at par value.

Note 7. Notes Payable, page 29

24.   Please revise disclosure to provide further details on the terms of the note payable, such as the date of maturity of the note and if the payment of principal or interest is contingent.   Additionally, please address your relationship with New Opportunity Business Solutions and the default status of provision 7 of your consulting agreement included as an exhibit to your filing.

Part II. Information Not Required In Prospectus

Exhibit 5 - Opinion Regarding Legality and Consent of Counsel: by Clifford J. Hunt, Esq.

25.   Refer to your disclosure in romanette two of paragraph three of the opinion. The scope of counsel's reliance on "assurances" from the officers and directors of the company is currently unclear. Please provide a revised opinion clarifying that counsel has relied only on factual representations per these assurance or, alternatively, revise to remove the qualification altogether. We may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Clifford J. Hunt, Esquire
        Law Office of Clifford J. Hunt, P.A.